SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                       The Securities Exchange Act of 1934

                        Advanced Gaming Technology, Inc.
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                           (Title Class of Securities)

                                    00753F402
                                    ---------
                                 (CUSIP Number)

                              Carl N. Duncan, Esq.
                              5718 Tanglewood Drive
                            Bethesda, Maryland 20817
                                 (301) 263-0200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July [1], 2003
             (Date of Event Which Requires Filing of This Statement)


------------------------------------------------------------------ ---------------------------------------------------
(1) Name of Reporting  Entity / I.R.S.  Identification  Number      Diamond  Capital, LLC/8668162065
------------------------------------------------------------------ ---------------------------------------------------
(2) Check the appropriate box if may be deemed member of a group    (a) N/A
                                                                    (b) Reporting Entity Disclaims Being Member
                                                                     of Group
------------------------------------------------------------------ ---------------------------------------------------
(3) SEC use only .............................................
------------------------------------------------------------------ ---------------------------------------------------
(4) Source of funds (see instructions)......................            WC
------------------------------------------------------------------ ---------------------------------------------------
(5) Check if disclosure of legal  proceedings is required
pursuant to Items 2(d) or 2(e).                                         N/A
------------------------------------------------------------------ ---------------------------------------------------
(6) Citizenship or place of organization...................             Nevada
------------------------------------------------------------------ ---------------------------------------------------
Number of shares beneficially owned by each reporting person with:
(7)  Sole voting power w/ principals........................            10,750,000 (See Item 5)
(8)  Shared voting power....................................            0
(9)  Sole dispositive power  ...............................            10,750,000 (See Item 5)
(10) Shared dispositive power ..............................
------------------------------------------------------------------ ---------------------------------------------------
(11) Aggregate amount beneficially owned by the Reporting Entity        2,000,000 Common (See Item 5)
                                                                        1,750,000 Preferred (See Item 5)
------------------------------------------------------------------ ---------------------------------------------------
(12) Check if the aggregate  amount in Row (11) excludes  certain shares (see instructions).
------------------------------------------------------------------ ---------------------------------------------------
(13) Percent of class represented by amount in Row (11) ......          37.9%/50%  (See Item 5)
------------------------------------------------------------------ ---------------------------------------------------
(14) Type of reporting person (see instructions)..............          C0
------------------------------------------------------------------ ---------------------------------------------------



ITEM 1. SECURITY AND ISSUER.
----------------------------

         (a) Name and Address of Issuer:             Advanced Gaming Technology, Inc.
                                                     24156 1H 10 West - - Suite 217125
                                                     San Antonio, Texas 78257
         (b) Title of Respective Class and
             Trading Symbol:

               i. Common Stock /AGMG (recently changed from ADVI to reflect post-split)

               ii. Series A Preferred Stock



ITEM 2. IDENTITY AND BACKGROUND OF THE REPORTING ENTITY.
--------------------------------------------------------

(a)      Name:                                       Diamond Capital, L.L.C.
(b)      Business Address                            234 W. Bandera - - Suite 123
                                                     Boerne, Texas 78006
(c) Occupation:                                      N/A since Reporting Entity is corporation
(d) Conviction:                                      N/A to Reporting Entity and its principals
(e) Civil Proceedings:                               N/A to Reporting Entity and its principals
(f)  State of Incorporation:                         Nevada


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

The Reporting Entity has used working capital to acquire its 2,000,000 Common Shares and 1,750,000 Series A Preferred Shares (convertible 1 Preferred share into 5 Common Shares) of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.
--------------------------------

Following a June 25, 2003, 100 to 1 reverse split and a July 1, 2003 merger between MediaWorx Acquisition Company, LLC ("MWAC"), a wholly-owned subsidiary of the Issuer, and Advanced Capital Services, LLC ("Advanced"), pursuant to which MWAC is the surviving entity, control has been vested (whether through legal, beneficial and/or voting authority) in the Reporting Entity and the following entities or persons: Quest Capital Resources, L.L.C. ("Quest") and PowerHouse Investment Management Group, Inc. ("PowerHouse"). While each of Quest, PowerHouse and such Reporting Entity is concurrently filing its respective Schedule 13D, since a control group may be deemed to exist, as permitted under Rule 13d-4 of the Securities Exchange Act of l934, all such entities expressly declare that any such filings shall not be construed as an admission that such person is, for purposes of Sections 13(d) or 13(g), the beneficial owner of any securities covered by the Schedule or a member of a group as defined for these purposes.

Other than as described in this Schedule 13D, the Reporting Entity is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
--------------------------------------------

         (a) Aggregate Number and %:

          i. 2,000,000 Common Shares, i.e. 37.9% of the total outstanding Common Shares, prior to a contemplated settlement of liabilities offering 250,000 common shares and prior to a contemplated Regulation S offshore offering of 11,000,000 Common Shares and exclusive of the Preferred Shares described below.

          ii.  1,750,000  Preferred  Shares,  i.e.  50% of the  total  Preferred
               Shares, convertible into 5 shares of the Issuer's common, conversion of which has not occurred and is not currently contemplated

         (b) Power to Vote or Dispose of Shares:

          i. 2,000,000 Common Shares, power over which to vote or dispose of has been delegated to Vince Franckowiak, Trustee and authorized signatory for the Reporting Entity.

          ii. 1,750,000 Preferred Shares, convertible into 5 Common Shares with the power to vote as if converted. Power to vote or dispose of has been delegated to Vince Franckowiak, Trustee and authorized signatory for the Reporting Entity.

         (c) Transactions Within Prior 60 Days: No transactions have been effected between the Issuer and the Reporting Entity beyond those described in
Item 4 specifically  and this Schedule 13D generally.  Information  contained in
Item 4 (as well as the concurrent Schedules 13D filed respectively by Quest and PowerHouse) above is hereby incorporated by reference.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT
-----------------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
---------------------------

Other than the foregoing, there are no contracts, arrangements, understandings or relationships not described herein.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

None

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D on behalf of Diamond Capital, L.L.C. and its authorized signatory executing below, is true, complete and correct.



                                               DIAMOND CAPITAL, L.L.C.

                                               /s/ Vince Franckowiak
                                               -------------------------------
Dated: July 11, 2003                           By:  Vince Franckowiak, Trustee
                                               and Authorized Signatory